May 13, 2009

CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Via Overnight Delivery

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed January 30, 2009
File No. 0-22513

Dear Mr. Thompson:

On behalf of Amazon.com, Inc., this responds to your letter of April 3, 2009, regarding our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”). Each of your comments is set forth below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Judgments, page 22

1.	Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No 33-8350.

Response

In future filings, we will revise our Critical Accounting Judgments discussion to focus on accounting judgments that contain material estimates or assumptions of the type discussed in SEC Release No. 33-8350 and to delete discussions of accounting policies or paragraphs relating to particular accounting estimates that merely repeat language appearing in Item 8 of Part II, “Financial Statements and Supplementary Data – Note 1 – Description of Business and Accounting Policies”. For example, under this approach our discussion of Critical Accounting Judgments in our 2008 Form 10-K would delete discussions of “Revenue Recognition”, “Investments”, and “Internal-Use Software and Website Development” and revise the remaining discussions to read as follows:

“Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out (“FIFO”) method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. Based on this evaluation, we adjust the carrying amount of our inventories to the lower of cost or market value.

These assumptions about future disposition of inventory are inherently uncertain. As a measure of sensitivity, for every 1% of additional inventory valuation allowance at December 31, 2008, we would have recorded an additional cost of sales of approximately $14 million.

Goodwill

We evaluate goodwill for impairment annually and when an event occurs or circumstances change to suggest that the carrying value may not be recoverable. Our annual testing date is October 1. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the related operations. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment. We estimate fair value using discounted cash flows of reporting units. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses, based primarily on project category expansion, pricing expectations, market segment penetration and general economic conditions. Additionally, certain estimates of discounted cash flows involve businesses and geographies with limited financial history and developing revenue models. In our annual testing process, a fair value for goodwill is estimated and compared to its carrying value. The shortfall of the fair value below the carrying value represents the amount of goodwill impairment. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

During the year, management monitors the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. For the periods presented, we did not identify any triggering events which would require an update to our annual impairment test. A 10% decrease in the fair value of any of our reporting units would have no impact on the carrying value of our goodwill.

Financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short term swing or a longer-term trend. As a measure of sensitivity, a prolonged 20% decrease from our December 31, 2008 closing stock price would not be an indicator of possible impairment.

Stock-Based Compensation

We measure compensation cost for stock awards at fair value and recognize the expense as compensation expense over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The estimation of stock awards that will ultimately vest requires judgment for the amount that will be forfeited, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, current economic environment, and historical experience. We update our estimated forfeiture rate quarterly. A 1% change to our estimated forfeiture rate would have an approximately $9 million impact to our 2008 consolidated operating income. Our estimated forfeiture rates at December 31, 2008 and 2007 were 37.1% and 41.3%.

We utilize the accelerated method, rather than the straight-line method, for recognizing compensation expense. Under this method, over 50% of the compensation cost would be expensed in the first year of a four year vesting term. The accelerated method also adds a higher level of sensitivity and complexity in estimating forfeitures. If forfeited early in the life of an award, the forfeited amount is much greater under an accelerated method than under a straight-line method.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

If we determine that additional portions of our deferred tax assets are realizable the majority of the benefit will come from the assets associated with the stock-based compensation that was not recognized in the financial statements, but was claimed on the tax return. Since this compensation did not originally run through our consolidated statements of operations, the benefit generated will be recorded to stockholders’ equity.”

Paragraphs 2, 3 and 5 from this disclosure in our most recent 10-K filing would be removed as this is duplicative language from the disclosure made regarding income taxes contained in Item 8 of Part II, “Financial Statements and Supplementary Data – Note 1 – Description of Business and Accounting Policies.”

In 2008, the accounting judgments “Revenue Recognition,” “Investments,” and “Internal-Use Software and Website Development” did not contain material estimates or assumptions pursuant to SEC Release No. 33-8350, as discussed below.

Revenue Recognition: As stated in Item 8 of Part II, “Financial Statements and Supplementary Data – Note 1 – Description of Business and Accounting Policies” in “Revenue”, we recognize revenue when revenue recognition criteria are met. We do not have material sources of revenue where estimates are applied in determining whether the revenue recognition criteria are met. Revenue that does require such estimates was less than 0.3% of net sales. In addition, we utilize historical return patterns to recognize sales returns, net of the cost of goods expected to be returned, and reduce revenue and cost of sales accordingly. For the year-ended December 31, 2008, a 10% change in our sales returns reserves would have had approximately a $3 million impact to our operating income.

Investments: We have investments in marketable securities as well as equity and cost method investments in private companies. We account for our investments in marketable securities using quoted market prices and only apply judgment regarding whether a decline in value for longer than twelve months is other than temporary. As of December 31, 2008, investments that have been in a loss position for twelve consecutive months or more had gross unrealized losses of $2 million. Management does not believe these losses represent an other than temporary impairment.

The current balance of our equity method investments is $67 million, representing less than 1% of total assets, and we do not expect material changes to this balance except as a result of reporting our share of each investee’s earnings or losses. We monitor these investments quarterly for possible indicators that the investment balance would be impaired, and none have been identified.

Internal-Use Software and Website Development: We currently amortize our internal-use software and website development costs over our estimated 24 month period. If our estimated period of amortization changed to 36 months, our 2008 total operating expense would decline by $43 million, representing 1.3% of 2008 total operating expenses.

Liquidity and Capital Resources, page 26

2.	Please expand your discussion to quantify and explain material variability in historical operating cash flows, focusing on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response

We believe the primary drivers to material changes in our operating cash flows are operating income and components to working capital, including accounts payable and receivable days and inventory turns as well as changes to non-cash items such as excess stock-based compensation and deferred taxes. See Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”.

We propose the following changes to paragraph 3 of Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in future filings.

“Cash provided by operating activities was $1.7 billion, $1.4 billion, and $702 million in 2008, 2007, and 2006. Our operating cash flows result primarily from cash received from our customers, sellers, and from non-retail activities such as through our co-branded credit card arrangements, other seller services, and miscellaneous marketing and promotional agreements, offset by cash payments we make for products and services, employee compensation (less amounts capitalized pursuant to SOP 98-1 that are reflected as cash used in investing activities), payment processing and related transaction costs, operating leases, and interest payments on our long-term debt obligations. Cash received from customers and sellers, developers, and other activities generally correlate to our net sales and sales of gift certificates. Because our customers primarily use credit cards to buy from us, our receivables from customers settle quickly. Changes to our operating cash flows have historically been driven primarily by changes in operating income and changes to the components of working capital, including changes to receivable and payable days and inventory turns, as well as changes to non-cash items such as excess stock-based compensation and deferred taxes.”

Item 8. Financial Statements and Supplementary Data, page 42

Note 1 – Description of Business and Accounting Policies, page 48

Earnings per Share, page 48

3.	Reference is made to your disclosure on page 68 that common shares outstanding include restricted stock. Please clarify whether restricted shares are included in the weighted-average number of common shares outstanding used for purposes of computing basic earnings per share. If so, please explain how your accounting complies with paragraph 10 of SFAS 128.

Response

Restricted stock, those contingently returnable until all necessary conditions have been satisfied, are excluded from the weighted-average number of shares outstanding used to calculate basic earnings per share in accordance with paragraph 10 of SFAS 128. At December 31, 2008 and 2007, restricted shares outstanding were 2,133 and zero. In future filings, we will omit references to restricted stock as it is insignificant.

Note 8 – Stockholders’ Equity, page 67

4.	Please provide the disclosures required by paragraph A240 of SFAS 123R for your outstanding stock option awards, as applicable.

Response

Outstanding stock option awards, as a percentage of total outstanding shares (which exclude treasury stock), represented 0.3% and 0.5% (1.2 million and 1.9 million shares) of total outstanding common stock in 2008 and 2007. Unrecognized compensation cost on stock option awards represented less than 0.1% of total operating expenses in 2008 and 2007. In future filings, we will omit references of stock options given the insignificance of the amounts.

Note 9 – Other Comprehensive Income (Loss), page 69

Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to paragraph 25 of SFAS 130.

Response

In future filings, we will disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income within the line item captions as set forth below. Amounts below are in millions and were not significant at December 31, 2008.

	Year Ended December 31,
	2008	2007	2006
	(in millions)
Net income	$645	$476	$190
Net change in unrealized gains/losses on available-for-sale securities net of tax of $2, ($4) and $(1)	(1)	8	4
Foreign currency translation adjustment, net of tax of $3, $6 and $(5)	(127)	(3)	(13)
Amortization of net unrealized losses on terminated Euro Currency Swap, net of tax of $0, $0 and $(2)	—	1	2

Other comprehensive income (loss)	(128)	6	(7)

Comprehensive income	$517	$482	$183

Schedule II – Valuation and Qualifying Accounts

5.	Reference is made to the disclosures on page 53 regarding return allowances. Please revise Schedule II to include your allowance for sales returns. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Response

In Item 8 of Part II, “Financial Statements and Supplementary Data – Note 1 – Description of Business and Accounting Policies” in “Revenue”, we discuss how we account for items that impact our recognized revenue, including sales return allowances. We do not disclose sales return allowance activity in Schedule II – Valuation and Qualifying Accounts because such activity for each of 2008, 2007 and 2006 were less than 1% of net sales and were thus not material. We would propose to continue excluding these allowances in future filings where it remains immaterial. The sales return allowance activity, offset by the value of merchandise received, is as follows:

	Balance at Beginning of Period	Additions Charged to Revenue and Expense	Deductions	Balance at End of Period
	(in millions)
December 31, 2008	$30	$116	$(114)	$32
December 31, 2007	18	100	(88)	30
December 31, 2006	14	60	(56)	18

If you have any questions or further comments, please contact me at (206) 266-5598 (telephone) or (206) 266-1355 (facsimile).

Very truly yours,

/s/ Shelley Reynolds
Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.

cc:	Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Sarah Rottman, Assistant Chief Accountant
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos
President and Chief Executive Officer Amazon.com, Inc.

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer Amazon.com, Inc.

L. Michelle Wilson Senior Vice President, General Counsel and Secretary Amazon.com, Inc.

Greg Beams Partner Ernst & Young LLP

Ronald O. Mueller Partner Gibson, Dunn & Crutcher LLP